Exhibit 16.1

July 5, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams

We have read the first sentence of the first paragraph and paragraphs two through five of Item 4 included in the Form 8-K dated July 1, 2002, of Expedia, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein. We cannot comment on the second sentence of the first paragraph or paragraphs six and seven.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

cc:    Mr. Gregory S. Stanger
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)